Exhibit 99.1

TURBO ENERGY DEPLOYS AI-DRIVEN ENERGY STORAGE SYSTEMS IN
INTERNATIONAL MILITARY OPERATIONS, EXPANDING INTO MISSION-CRITICAL
DEFENSE AND ENERGY SECURITY APPLICATIONS

Active deployment in overseas military missions positions Turbo Energy at the forefront of mission-critical, off-grid energy infrastructure, advancing resilience and operational autonomy in defense environments

Turbo Energy’s Sunbox Industry system deployed in a hybrid, off-grid solution for mission-critical operations

VALENCIA, Spain — (GLOBE NEWSWIRE) – April 28, 2026 – Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems, today announced the active deployment of its energy storage and optimization platform in international military operations, supporting next-generation mobile energy infrastructure in overseas missions.

This real-world deployment with the Spanish Army marks a significant milestone in Turbo Energy’s expansion into mission-critical defense and energy security applications, where energy availability, autonomy and operational resilience are essential to execution. The system forms part of a fully operational hybrid energy solution currently deployed in the field, designed to deliver reliable, autonomous power in off-grid and infrastructure-constrained environments.

Built as a modular, containerized platform, the system integrates photovoltaic generation, battery storage and auxiliary generation, enabling rapid deployment through standard military logistics channels across land, air and sea transport. Once on site, the system can be fully operational in under 10 minutes, providing continuous power to mission-critical systems such as command and control infrastructure, communications networks and operational equipment, where uninterrupted energy supply is essential to mission execution.

Designed to reduce reliance on fuel-based generation, the system addresses one of the primary operational constraints in deployed missions: the logistical and security burden associated with continuous fuel supply. By reducing dependency on fuel logistics, the system also contributes to lowering operational exposure associated with supply convoys in complex environments.

At the core of the deployment is Turbo Energy’s proprietary AI-driven energy management platform, which dynamically orchestrates energy generation, storage and consumption in real time. Leveraging predictive analytics, including weather forecasting and demand profiling, the platform automatically optimizes energy flows, maximizing renewable utilization, minimizing fuel consumption and ensuring uninterrupted power availability under highly variable operational conditions. This architecture transforms traditional energy supply models into adaptive, software-defined infrastructure, where energy becomes a controllable and strategic asset rather than a logistical constraint.

“Energy is no longer a supporting function in operations — it is a strategic capability,” said Mariano Soria, Chief Executive Officer of Turbo Energy. “This deployment demonstrates how our AI-driven platform enables real operational autonomy, transforming energy infrastructure into an intelligent, adaptive system capable of performing under the most demanding conditions.”

Soria added, “We are expanding beyond traditional commercial and industrial applications into sectors where resilience, autonomy and reliability are mission-critical. Defense and emergency response represent a natural extension of our platform’s capabilities and a significant opportunity for future growth.”

The deployment reflects a broader structural shift in the global energy landscape, where energy systems are evolving into intelligent, decentralized and mission-critical infrastructure layers. In an increasingly volatile global security environment, energy is emerging as a foundational component of next-generation defense technology, linking operational performance with resilience, autonomy and energy security.

Turbo Energy’s platform integrates generation, storage and AI-driven optimization into a unified system capable of operating independently of grid infrastructure, enabling real-time decision-making and performance optimization in complex environments. This model is already being applied across industrial deployments, where intelligent energy systems enhance operational continuity, reduce exposure to energy market volatility and improve economic performance — and is now extending into defense applications requiring the highest levels of reliability and autonomy.

With this deployment, Turbo Energy reinforces its positioning as a technology integrator of next-generation, mission-critical energy infrastructure, capable of delivering scalable, AI-driven solutions in environments where performance, resilience and energy security define success.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems. Turbo Energy’s technology platform enables residential, commercial and industrial customers to reduce energy costs, improve efficiency, enhance resilience and transform energy consumption into a controllable and optimized asset. As part of Umbrella Global Energy, Turbo Energy plays a central role as the Group’s technology platform, driving innovation in energy storage, electrification and intelligent energy management across international markets in Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual report under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com